Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China

July 10, 2006

H. Yuna Peng
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Winner Medical Group Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed July 7, 2006 File No. 333-130473

Dear Ms. Peng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Winner Medical Group Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 10:00 a.m. (Eastern Time) on Thursday, July 13, 2006, or as soon thereafter as practicable.

Very truly yours,

WINNER MEDICAL GROUP INC.

By:	/s/ Jianquan Li
Jianquan Li
Chief Executive Officer